Exhibit 99.1

Itamar Medical Announces Preliminary Revenue Results for Fourth Quarter and Full Year 2020

-	2020 Fourth Quarter Revenues Expected to Increase More Than 28% to $12.5-$12.8 million -

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-	2020 Fiscal Year Revenues Expected to Increase Approximately 31% to $40.8-$41.1 million -

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CAESAREA, Israel, January 7, 2021 -- Itamar Medical Ltd. (Nasdaq: ITMR) (TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, today reported preliminary unaudited revenue results for the fourth quarter and full year ended December 31, 2020.

Preliminary Fourth Quarter 2020 Revenue:

•	Total revenue for the fourth quarter of 2020 is expected to range from $12.5 million to $12.8 million, reflecting growth of 28% to 31% (and growth of 43% to 46%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $9.8 million in the same quarter in 2019.
o	WatchPAT™ revenue for the fourth quarter of 2020 is expected to range from $12.0 to $12.3 million, representing growth of 32% to - 35% (and growth of 48% to 52%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $9.1 million in the same quarter in 2019.
o	U.S. WatchPAT revenue for the fourth quarter of 2020 is expected to range from $10.0 million to $10.3 million, representing growth of 36% to 40% (and growth of 58% to 63%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $7.3 million in the same quarter in 2019.

Preliminary Full Year 2020 Revenue:

•	Total revenue for the full year ended December 31, 2020 is expected to range from $40.8 million to$41.1 million, reflecting a growth of approximately 31% (and growth of 35% to36%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $31.3 million in 2019.
o	WatchPAT revenue for the full year ended December 31, 2020 is expected to range from $38.6 million to $38.9 million, an increase of 33% to 34% (and growth of 38% to 39%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $29.0 million in 2019.
o	U.S. WatchPAT revenue for the full year ended December 31, 2020 is expected to range from $31.6 million to $31.9 million, reflecting growth of 41% to 42% (and growth of 48% to 49%, excluding a one-time $1 million sale in 2019 to Kaiser Permanente) compared to $22.4 million in 2019.

“Following a strong Q3, we were pleased to see that trend continue into the fourth quarter, largely driven by our U.S. core sleep business from both existing customers as well as new customers nationwide. We continue to believe that the shift to home-based care has accelerated our plans of reaching many of the 80% undiagnosed patients estimated to have sleep apnea in the U.S. and other parts of the world,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “The entire Itamar organization remains focused on our mission to improve the diagnosis and treatment of sleep apnea safely, while advancing ways to support the longer-term accumulated disease burden of sleep apnea chronic cardiovascular and COPD disease management.”

These preliminary results are based on management's initial analysis of revenues for the quarter and year ended December 31, 2020 and are subject to further internal review and audit by the Company's external auditors.

The Company plans to report financial results for the fourth quarter and full year ended December 31, 2020 on Tuesday, March 2, 2021. Management will hold a conference call to discuss the operating highlights and financial results on that date at 8:00 a.m. ET, 3:00 p.m. IT.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss Itamar Medical’s expected revenue for the quarter and the fiscal year ended December 31, 2020, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Annual Report on Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

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